Mail Stop 4561

June 20, 2007

Albert E. Winemiller
President and Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77002

> **RE: PROS Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-141884**
> **Date Filed: June 11, 2007**

Dear Mr. Winemiller:

We have reviewed your amendment and supplemental response to comment no. 7 of our letter dated June 6, 2007 and have the following comment.

Compensation Discussion and Analysis, page 71

1. Please provide us with a more comprehensive analysis as to the competitive harm to PROS Holdings if the year-end sales backlog target for 2006 and the 2007 targets were to be disclosed. See Instruction 4 to Item 402(b) of Regulation S-K.

Questions may be directed to me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   John J. Gilluly III
         by facsimile at (512) 457-7001